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                [Elias, Matz, Tiernan & Herrick L.L.P.
                              Letterhead]



                        December 24, 1997

                  VIA TELECOPY AND REGULAR MAIL



Ellis A. Regenbogen, Executive Vice
  President and General Counsel
Search Financial Services, Inc.
600 N. Pearl Street
Suite 2500
Dallas, Texas  75201-2899

    Re:  Value Partners, Ltd.
    Request for Books and Records

Dear Mr. Regenbogen:

    As special counsel to Value Partners, Ltd., we have reviewed your letters dated December 19, 1997 and December 24, 1997 to Value Partners. Please be advised that while Value Partners is willing to meet with representatives of Search to discuss the concerns of Value Partners, Value Partners believes that any such meeting should (1) be held as promptly as possible, (2) be with either the full Board of Directors or a committee of outside directors, (3) not result in Value Partners receiving information of a confidential nature, and (4) most importantly, not result in Search delaying the production of the books and records requested by Value Partners in its letter dated December 11, 1997.

    In light of the holiday season, Value Partners has been patient over the last few days in giving Search additional time to produce the books and records. However, on behalf of Value Partners, we must insist that the books and records be provided promptly. We hereby demand that the stockholder information requested in paragraphs 11 to 14 of the December 11, 1997 letter be made available to Value Partners no later than 3:00 p.m. on Tuesday, December 30, 1997. Failure by Search to do so will result in Value Partners seeking an appropriate order from the Delaware Court of Chancery, together with a request for reimbursement of legal fees.

    With respect to the remaining documents requested in the December 11, 1997 letter, in light of your request for additional time, Value Partners is willing to extend the deadline
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Ellis A. Regenbogen, Executive Vice President
December 24, 1997
Page 2

for producing such documents to 3:00 p.m. on Monday, January 5, 1998.
We acknowledge receipt of the November 10, 1997 fairness opinion of Principal Securities requested in paragraph 16. Again, any failure by Search to do so will result in Value Partners seeking an appropriate court order, together with a request for reimbursement of legal fees.

    Finally, please be advised that we are unaware of any requirement for Value Partners to execute a confidentiality agreement prior to receiving the requested documents. The requested documents are of an historical nature with respect to publicly disclosed transactions. The form of confidentiality agreement delivered by you to Value Partners earlier today is completely unacceptable. Your proposed confidentiality agreement would preclude Value Partners from disclosing the contents of the requested documents to anyone other than certain advisors and would thus preclude Value Partners from communicating with its fellow stockholders regarding the contents of such documents. We frankly find these proposed restrictions to be outrageous from a corporate governance standpoint, since you are in effect trying to restrict an owner of the company from communicating what it finds to other owners of the company.

    Value Partners is not requesting any information consisting of financial projections for future periods or regarding proposed transactions or acquisitions that have not been publicly disclosed.
To the extent that any of the financial analyses requested in paragraphs
(4) and (17) of the December 11, 1997 letter consist of financial projections for future periods, you may redact the future projections. If you believe that any of the information provided yesterday (which has not yet been reviewed) consists of financial projections for future periods, please let us know immediately.

    If you have any questions, please call either Timothy B. Matz of this office or the undersigned at (202) 347-0300.

                                                  Sincerely,

                                                 /s/Gerald F. Heupel, Jr.

                                                 Gerald F. Heupel, Jr.

 cc:Value Partners, Ltd.
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